UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

               Buenos Aires, November 30th 2015

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re: EDENOR S.A. – Material fact -

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in compliance with applicable laws and regulations, in order to inform that the Company has received from the Wholesale Electric Market Management Company (“CAMMESA”) and following instructions from the Department of Energy, acting within the frame of Resolution  SE 32/2015, a wire transfer for the amount of $ 282.964.521 corresponding to the retro-time adjustment of income generated by said resolution for the period May-October of this year, resulting from the partial application of the adjustments of the Cost Monitoring Mechanism (CMM) whose index, for the first semester, has been established  in 7,2% by the ENRE (National Regulatory Entity for Electricity).

Although the Company is analyzing the scope of the decision, the above mentioned does not imply a tariff increase to the users of the service.

Best regards,

Carlos Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 1, 2015